Arq, Inc.
8051 E. Maplewood Avenue, Suite 210
Greenwood Village, CO 80111

June 4, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arq, Inc. Registration Statement on Form S-3 File No. 333-279761
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Arq, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on June 6, 2024, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.
If you have any questions or require additional information, please contact Jeffrey A. Sherman of Faegre Drinker Biddle & Reath LLP at jeff.sherman@faegredrinker.com or (303) 607-3666. Thank you for your assistance and cooperation in this matter.

Very truly yours,

ARQ, INC.

By:	/s/ Robert Rasmus
Robert Rasmus
Chief Executive Officer

cc:	Jeff Sherman, Faegre Drinker Biddle & Reath LLP